

October 5, 2011

<u>Via E-mail</u>
Mr. Robert S. Muff
Chief Accounting Officer
Furmanite Corporation
2435 North Central Expressway, Suite 700
Richardson, Texas 75080

> **RE:** **Furmanite Corporation**
> **Form 10-K for Fiscal Year ended December 31, 2010**
> **Filed March 15, 2011**
> **Form 10-Q for Fiscal Quarter ended June 30, 2011**
> **Filed August 9, 2011**
> **File No. 1-5083**

Dear Mr. Muff:

We have reviewed your response letter dated September 29, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2010</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Financial Statements

Notes to the Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

2. We note your responses to prior comments two and three. Your current revenue recognition policy disclosures indicate that you record revenues on a time and materials basis, which is not consistent with your responses to prior comments two and three. Your responses indicate that you record revenues and costs when work under a project is completed, which appears to be similar to the completed-contract method per ASC 605-35-25-88. Please advise and revise your disclosures to adequately disclose the different methods you use for revenue recognition and how you determine which method to use. You state that revenue is recognized in the period in which the earnings process is complete. Please further clarify how you determine when the earnings process is complete.

3. Please disclose the amount of costs recorded in inventory related to projects not qualifying for revenue recognition as of the end of each period presented. Please also tell us the amounts recorded at December 31, 2009, December 31, 2010, and June 30, 2011.

4. We note your response to prior comment three. Your sales that typically include both products and services are not considered multiple element arrangements and are accounted for using the completed performance model due to the service work being performed over a relatively short period of time and the customer realizing value only if and when the final act of the service work is performed. Accordingly, revenue for both the product and service are earned simultaneously and recognized upon completion of the service work and acceptance by the customer. On occasion, you may enter into an arrangement whereby you manufacture or purchase and sell a product to the customer, then perform related service work at a later date. You determined that these are multiple element arrangements and that products delivered prior to the completion of service work have stand alone value to the customer. Please help us understand how you determined in certain arrangements that the customer realizes value in the product only if and when the final act of service work is complete while in other arrangements products delivered prior to the completion of service work have stand alone value. For example, please clarify whether it depends on the type of product and service. If so, please clarify which products and services you use each method for. Please also help us better understand the frequency of your multiple element arrangements in which you record product revenue upfront. Please tell us the amount of product revenues recorded upfront during each of the three years ended December 31, 2010 and the six months ended June 30, 2011.

Note 13. Business Segment Data and Geographical Information, page F-30

5. We note your response to prior comment five. The CODM receives detailed income statement information regarding each region, the Americas, EMEA, which represents Europe, the Middle East, and Africa, and Asia-Pacific, on a monthly and quarterly basis as indicated by Appendix A and Appendix B. Appendix E, which was previously provided to the former CODM, also indicates that the CODM was receiving detailed operating income by region on a weekly basis. The presumption is that the CODM would use all financial information available to him to make decisions about allocating resources and assessing performance. Your Board of Directors also receives income statement information for each region on a quarterly basis as indicated by Appendix B. The financial information provided to your CODM indicates that each of your regions would be considered operating segments pursuant to ASC 280-10-50-1. Correspondingly, it would appear that you have more than one reporting unit for purposes of testing goodwill for impairment pursuant to ASC 350-20-35. Please advise.

Form 10-Q for the Fiscal Quarter ended June 30, 2011

General

6. Please address the above comments in your interim filings as well, as applicable.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief